LIB01/RODLEV/2738228.1
Hogan Lovells
SIGNIFICANT SUBSIDIARIES OF HARMONY GOLD MINING COMPANY LIMITED
NAME OF SUBIDIARY
PERCENTAGE
HELD
COUNTRY OF
INCORPORATION
Freegold (Harmony) Proprietary Limited 100%               South Africa
Avgold Limited 100%                South Africa
Harmony Gold Australia Proprietary Limited 100%                Australia
Kalahari Goldridge Mining Company Limited 100%                South Africa
Randfontein Estates Limited 100%                South Africa
African Rainbow Minerals Gold Limited 100%                South Africa